Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-148271

SUPPLEMENT DATED JANUARY 30, 2008

(To Prospectus Dated December 31, 2007)

PAETEC Holding Corp.

EXCHANGE OFFER OF

$300,000,000 OF OUR 9.5% SENIOR NOTES DUE 2015

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

5:00 P.M., NEW YORK CITY TIME, FEBRUARY 6, 2008, UNLESS FURTHER EXTENDED.

The following information supplements and should be read in conjunction with the prospectus dated December 31, 2007 concerning the exchange offer of our 9.5% Senior Notes due 2015, which was mailed to you on or about January 2, 2008. This supplement includes information about recent developments affecting PAETEC. As described in this supplement, the exchange offer was extended until 5:00 p.m., New York City Time, on February 6, 2008 to provide holders of the notes with an opportunity to review the information in this supplement concerning the recent developments affecting PAETEC. Terms used but not defined in this supplement have the meanings given to those terms in the prospectus.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if the prospectus, as supplemented by this supplement, is truthful or complete. Any representation to the contrary is a criminal offense.

Some of the statements in this supplement and elsewhere in the prospectus constitute forward-looking statements. For additional information regarding these forward-looking statements, see “Forward-Looking Statements” on page 34 of the prospectus.

Except for the extension of the exchange offer as described herein, the terms of the exchange offer remain as described in the prospectus. You will continue to have the right to withdraw tenders of notes at any time prior to the expiration of the exchange offer.

This supplement is dated January 30, 2008 and is first being mailed to all holders of notes on January 30, 2008.

Recent Developments

Incremental Term Loan Facility

Effective on January 28, 2008, PAETEC entered into an Incremental Term Loan Commitment Agreement, dated as of January 28, 2008, with Merrill Lynch Capital Corporation, CIT Lending Services Corporation and General Electric Capital Corporation, referred to collectively as the “incremental term loan lenders,” pursuant to the Credit Agreement, dated as of February 28, 2007, as amended, among PAETEC Holding Corp., as Borrower, the lenders party thereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agent, CIT Lending Services Corporation, as Documentation Agent, and Deutsche Bank Trust Company Americas, as Administrative Agent. Under the new agreement, the incremental term loan lenders committed to extend to PAETEC term loans, referred to as “incremental term loans,” pursuant to the credit agreement in a total principal amount of $100 million. The incremental term loans under this facility, referred to as the “incremental term loan facility,” were funded on January 29, 2008. After giving effect to the incremental term loan funding, PAETEC had outstanding under the credit agreement term loans in a total principal amount of $595.5 million.

The incremental term loan facility was extended to PAETEC pursuant to the provisions of the credit agreement that permit PAETEC to elect, subject to pro forma compliance with a total leverage ratio covenant and other conditions, to solicit the lenders under the credit agreement or other prospective lenders to increase by up to $225 million the total principal amount of borrowings available under PAETEC’s existing term loan facility. Borrowings under the incremental term loan facility may be used for working capital, capital expenditures and other general corporate purposes of PAETEC Holding Corp. and its subsidiaries. PAETEC may apply a portion of the proceeds of such borrowings toward the satisfaction, as of the closing of the merger, of the outstanding 10 1/2% Senior Second Secured Notes due 2011 of McLeodUSA.

PAETEC Holding Corp. is the borrower under the incremental term loan facility. All obligations of PAETEC Holding Corp. under the incremental term loan facility are guaranteed by all of its subsidiaries. All assets of PAETEC Holding Corp. and its subsidiaries have been pledged to secure their obligations under the incremental term loan facility.

The February 28, 2013 maturity date of the incremental term loan facility is the same as the maturity date of the existing term loan facility.

PAETEC is required to make scheduled principal payments under the incremental term loan facility, in equal quarterly installments beginning on March 31, 2008, in an annual amount of $1 million during the first five years after the facility closing date. The $95 million unpaid principal balance of the incremental term loans will be payable in full on the maturity date.

Borrowings under the incremental term loan facility bear interest, at PAETEC’s option, at an annual rate equal to either a specified “base rate” plus a margin of 1.50% or LIBOR plus a margin of 2.50%. Interest on the incremental term loans is payable on the same quarterly basis as interest on the loans outstanding under the existing term loan facility.

The lenders under the incremental term loan facility are entitled to the benefit of the same affirmative and negative covenants in the credit agreement as the lenders under the existing term loan facility.

The incremental term loan facility arrangements provide for PAETEC’s payment of financing fees to the lenders under the incremental term loan facility.

Legal Proceedings

On January 24, 2008, Sprint Communications Company L.P., or “Sprint,” notified PAETEC that it had filed a patent infringement action in the United States District Court for the District of Kansas against PAETEC Holding Corp. and two of its subsidiaries, including one operating subsidiary, PaeTec Communications, Inc. Sprint alleges that PaeTec Communications infringed patents which Sprint characterizes as constituting part of Sprint’s Voice over Packet patent portfolio by selling products and services that utilize technology covered by the Sprint patents. Sprint’s notice indicated that the claimed infringement purportedly relates to its patents for the

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methods of use and system architecture of packet technology to carry telephone calls to or from the public switched telephone network. Sprint seeks unspecified amounts of compensatory and treble damages, attorneys’ fees, and injunctive relief against future sales by PAETEC of any products and services that allegedly violate Sprint’s patents.

In the notice described above, Sprint advised PAETEC that it will not formally serve PAETEC with its lawsuit at this time if PAETEC agrees to meet with Sprint to discuss a mutually agreeable resolution of Sprint’s claims. PAETEC will respond to Sprint’s patent infringement claims after it has further evaluated the claims and will vigorously pursue its defenses in any litigation against Sprint. Sprint first communicated its patent infringement claims to PAETEC in its January 24 notice.

Although PAETEC is currently unable to estimate the potential losses, if any, it may incur in connection with any litigation concerning Sprint’s claims if such litigation were resolved in a manner adverse to PAETEC, a judgment or settlement in Sprint’s favor could result in damage awards against PAETEC, could require PAETEC to pay Sprint royalties or licensing fees in connection with future sales of products or services, or could require PAETEC to cease engaging in any infringing activities, including any infringing sales. An adverse resolution of Sprint’s lawsuit or of any other patent litigation that could be asserted in the future against PAETEC Holding Corp. or any of its current or future operating subsidiaries could negatively affect PAETEC’s business, financial condition and results of operations. PAETEC’s defense of Sprint’s lawsuit or other litigation, regardless of its merits, could be time-consuming and costly and divert the attention of PAETEC’s management from operating matters.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time, on February 6, 2008, unless PAETEC further extends the exchange offer, in which case the expiration date is the latest date and time to which PAETEC extends the exchange offer.

Request for Information by Registered Holders of Original Notes

We have appointed The Bank of New York as the exchange agent for the exchange offer. You should direct all executed letters of transmittal to the exchange agent at the address indicated below. You should direct questions and requests for assistance, requests for additional copies of the prospectus, this supplement, the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

By Registered or Certified Mail, or

Hand Delivery or Overnight Delivery

The Bank of New York

101 Barclay Street

Reorganization Unit 7E

New York, New York 10286

Facsimile Transmissions:

(Eligible Institutions Only)

(212) 298-1915

Confirm by Telephone:

(212) 815-5098

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THE PROSPECTUS, AS AMENDED AND SUPPLEMENTED BY THIS DOCUMENT, IN CONNECTION WITH THE OFFER CONTAINED IN THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PAETEC HOLDING CORP. THIS SUPPLEMENT SPEAKS ONLY AS OF THE DATE OF THIS SUPPLEMENT UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES.

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